Contact

www.linkedin.com/in/julie-korioth-65623a105 (LinkedIn)

Top Skills

Teaching
Leadership Development
Public Speaking

Julie Korioth

Speak As One - CEO and Founder
Austin, Texas Metropolitan Area

Summary

Speak As One founder Julie Korioth is on a mission to change how people think and talk about mental health -- because open, honest communication helps people heal.

Like many passionate mental health advocates, Julie knows what it is like to struggle with mental health. Speak As One offers some important things Julie wants while on her own emotional healing journey: a thoughtful collection of tools to nurture emotional wellness and a source of inspiration through personal discussions of hope around mental health.

Julie lives in the beautiful city of Austin, Texas, with her two children, whom she adores. She spent many years as a board member for SIMS, a non-profit serving music professional experiencing mental health issues. Julie also holds an undergraduate degree from Texas State University and a Master of Arts in counseling from St. Edward's University.

Experience

Speak As One
CEO and Founder
November 2021 - Present (1 year 6 months)
Austin

Speak As One creates environments and connectedness for companies, organizations, and individuals to navigate conversations around mental wellness and to support their mental health. We allow people to feel less alone by providing our audience with shared experiences with our weekly YouTube stories, curated monthly mental health boxes, and various resources. Speak As One sends themed mental health subscription boxes each month that include personalized stories about people's mental health, the resources they use to get help, and mental health products. In each box, we also have a letter from a licensed psycho-therapist who explains why each item is essential and how to use it. The therapist also provides techniques (like breathing exercises and mindfulness tools) to support their mental health.

Along with our monthly subscription box, we will have specialized themed boxes around influencers' stories on our YouTube channel. Every other month we will have someone of influence in their field, whether an NBA star, musician, actor/actress/ or chef. Their mental health story inspires the specialty box and the items they use to support their mental health. Objects and valuable resources in this box will save lives because it removes the shame and fear of hiding our mental health and opens up the conversation. With suicide as the second leading cause of death amongst men and children ages 10-25, the world's pandemic is no longer COVID; it is mental health. Even with telehealth services and other resources, we know it is incredibly challenging for people to find the proper help they need. We also know that people tend only to share their mental health challenges with their therapists and hide their situation from their loved ones. People need something to bring them hope, they need to know that people care, and they need new valuable information every month to help them cope.

Julie Korioth
Life Coach
January 2016 - November 2021 (5 years 11 months)

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Education

St. Edward's University
Master's Degree, Counseling Psychology · (2009 - 2011)

Texas State University
Bachelor's Degree, Elementary Education and Teaching · (1997 - 2000)